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Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES FINANCIAL RESULTS FOR
FIRST QUARTER FISCAL YEAR 2013

OTTAWA, Canada, July 11, 2012 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the first quarter of fiscal year 2013, ended May 31, 2012. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

Revenue for the first quarter of fiscal year 2013 was $13.0 million, compared with $9.2 million in the fourth quarter of fiscal year 2012 and $11.0 million in the first quarter of fiscal year 2012. Revenue from customers within North America was $10.1 million, compared with $4.8 million in the fourth quarter of fiscal year 2012 and $8.2 million in the first quarter of fiscal year 2012. DragonWave had two customers who each contributed more than 10% of revenue in the first quarter.

Gross margin for the first quarter of fiscal year 2013 was 32%, compared with 13% in the fourth quarter of fiscal year 2012 and 42% in the first quarter of fiscal year 2012. The gross margin in the fourth quarter of fiscal year 2012 reflects the inclusion of an inventory impairment provision of $1.7 million.

Net and comprehensive loss applicable to shareholders in the first quarter of fiscal year 2013 was ($12.6) million or ($0.35) per basic and diluted share. This compares to a net and comprehensive loss applicable to shareholders of ($13.4) million or ($0.38) per basic and diluted share in the fourth quarter of fiscal year 2012 and ($9.9) million or ($0.28) per basic and diluted share in the first quarter of fiscal year 2012.

"We recently completed a transformational event for DragonWave — the acquisition of Nokia Siemens Networks' microwave transport business," said DragonWave President and CEO Peter Allen. "Nokia Siemens Networks continues to strengthen its position as a leading global supplier of complete solutions for broadband mobile networks. Industry-best packet microwave backhaul from DragonWave is a key component of Nokia Siemens Networks' complete solution for broadband mobile networks. In turn, Nokia Siemens Networks gives DragonWave the leverage of its large direct sales channel and access to its customer base of tier one mobile operators throughout the world."

Cash, cash equivalents, restricted cash, and short-term investments totaled $42.6 million at the end of the first quarter of fiscal year 2013, compared to $53.0 million at the end of the fourth quarter of fiscal year 2012.

The results for the first quarter of fiscal year 2013 do not include any revenue from the microwave transport business acquired by DragonWave from Nokia Siemens Networks or DragonWave's new supply relationship with Nokia Siemens Networks, as the transactions closed on June 1, 2012 after the end of the first quarter.

Revenue Outlook for Second Quarter Fiscal Year 2013

DragonWave expects revenue for the second quarter of fiscal year 2013 to be in the range of $35 million to $45 million.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time tomorrow, July 12, 2012.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

  •
  Toll-free North America: (877) 312-9202

  •
  International: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of the revenue range for the second quarter of fiscal year 2013 and the statements regarding our relationship with and the transactions involving Nokia Siemens Networks (the "NSN Transactions"), constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop revenue estimates include DragonWave's expectations regarding: the network deployment plans of its existing and new customers, and the volume and timing of orders, shipments and revenue recognition. Material factors and assumptions relating to our relationship with Nokia Siemens Networks and the NSN Transactions include the parties' beliefs regarding the industry and markets in which the parties operate; successful integration of the product lines acquired from Nokia Siemens Networks; and expectations regarding potential synergies and prospects for the business. There are risks arising out of the NSN Transactions, including that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. Material risks and uncertainties relating to the NSN Transactions are described under the heading "Risks and Uncertainties" in the MD&A dated July 11, 2012 and on pages 19-22 of the Company's Annual Information Form, dated May 11, 2012. Readers are cautioned not to place undue reliance on forward-looking statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 11, 2012 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

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  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

  •
  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

  •
  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

  •
  DragonWave's success depends on its ability to develop new products and enhance existing products.

  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

  •
  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave has a lengthy and variable sales cycle.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact: John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	As at May 31, 2012	As at February 29, 2012
Assets
Current Assets
Cash and cash equivalents	42,248	52,798
Restricted cash	400	177
Trade receivables	13,516	9,850
Inventory	25,591	27,043
Other current assets	5,533	5,501
Future income tax asset	180	69

	87,468	95,438
Long Term Assets
Property and equipment	4,650	5,184
Future income tax asset	1,817	1,308
Deferred financing cost	435	—
Intangible assets	3,319	6,264
Goodwill	11,927	11,927

	22,148	24,683
Total Assets	109,616	120,121

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	15,796	12,720
Deferred revenue	1,184	723
Contingent royalty	219	372
Contingent consideration	—	1,884

	17,199	15,699
Long Term Liabilities
Contingent royalty	184	1,292
Other long term liabilities	666	1,063

	850	2,355
Commitments
Shareholders' equity
Capital stock	174,076	172,264
Contributed surplus	4,999	4,606
Deficit	(78,027)	(65,448)
Accumulated other comprehensive loss	(9,692)	(9,658)

Total Shareholder's equity	91,356	101,764
Non-controlling interests	211	303

Total Equity	91,567	102,067
Total Liabilities and Shareholder's equity	109,616	120,121

Shares issued & outstanding	36,001,067	35,586,206

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts

	Three months ended
	May 31, 2012	May 31, 2011
REVENUE
Cost of sales	12,974	11,049
Gross profit	8,841	6,405

	4,133	4,644

EXPENSES
Research and development	4,399	6,266
Selling and marketing	3,658	4,080
General and administrative	5,270	3,963
Government assistance	—	(350)

	13,327	13,959

Income (loss) before amortization of intangible assets and other items	(9,194)	(9,315)
Amortization of intangible assets	(542)	(587)
Accretion expense	(22)	(276)
Restructuring expense	(798)	—
Interest income	29	84
Investment gain	—	39
Impairment of intangible assets	(2,869)	—
Gain on change in estimate of contingent liabilities	1,190	—
Foreign exchange gain	(1,003)	120

Income (loss) before income taxes	(13,209)	(9,935)
Income tax expense (recovery)	(572)	9

Net Income (loss)	(12,637)	(9,944)
Net Loss Attributable to Non-Controlling Interest	58	54

Net Income (loss) applicable to shareholders	(12,579)	(9,890)
Foreign currency translation differences for foreign operations	68	3

Comprehensive Income (Loss)	(12,647)	(9,893)
Comprehensive Income (Loss) applicable to Non-Controlling Interest	34	2

Comprehensive Income (Loss) applicable to shareholders	(12,613)	(9,891)
Income (loss) per share
Basic	(0.35)	(0.28)
Diluted	(0.35)	(0.28)
Weighted Average Shares Outstanding
Basic	35,931,347	35,429,049
Diluted	35,931,347	35,429,049

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

	Three months ended
	May 31, 2012	May 31, 2011
Operating Activities
Net Income (Loss)	(12,637)	(9,944)
Items not affecting cash
Amortization of property and equipment	754	829
Amortization of intangible assets	542	587
Accretion expense	22	276
Non cash royalty amortization	(93)	(201)
Impairment of intangible assets	2,869	—
Gain on change in estimate of contingent liabilities	(1,190)	—
Stock-based compensation	404	492
Unrealized foreign exchange loss	1,116	1
Non cash future income tax expense (recovery)	(572)	9
Inventory impairment	34	57

	(8,751)	(7,894)
Changes in non-cash working capital items	463	(1,324)

	(8,288)	(9,218)

Investing Activities
Acquisition of property and equipment	(220)	(449)
Acquisition of intangible assets	(466)	(314)
Purchase of short term investments	—	(22,432)
Maturity of short term investments	—	17,508

	(686)	(5,687)

Financing Activities
Initial formation contribution by non-controlling interest in DW-HFCL	—	555
Deferred financing cost	(435)	—
Issuance of common shares net of issuance costs	43	178

	(392)	733

Effect of foreign exchange on cash and cash equivalents	(1,184)	(6)
Net decrease in cash and cash equivalents	(10,550)	(14,178)
Cash and cash equivalents at beginning of period	52,798	77,819

Cash and cash equivalents at end of period	42,248	63,641

Cash paid during the period for interest	—	—

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DRAGONWAVE ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER FISCAL YEAR 2013
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's